# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DallasNews Corp, CIK 0001413898
CUSIP: 235050101
Title of class of securities: Series A Common Stock, $0.01 par value
Address of issuer's principal executive offices: P.O. Box 224866, Dallas, Texas (TX), 75222-4866
Date of event which requires filing of this statement: 09/24/2025
Filed by CIK 0001688152
Persons authorized to receive notices and communications: Guy Gilmore, MNG Enterprises, Inc., 5990 Washington Street, Denver, Colorado (CO), 80216, (303) 954-6450

## Reporting persons
- Strategic Investment Opportunities LLC (CIK 0001688150): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MNG Enterprises, Inc. (CIK 0001688152): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MNG Investment Holdings LLC (CIK 0001688212): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Freeman Heath (CIK 0001693074): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Alden Global Capital LLC (CIK 0001616882): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Series A Common Stock, $0.01 par value
Name of issuer: DallasNews Corp
Address of issuer's principal executive offices: P.O. Box 224866, Dallas, Texas (TX), 75222-4866
Comment: Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 6 to the Schedule 13D ("Amendment No. 6") amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 22, 2025 (the "Original Schedule 13D"), as amended and supplemented by Amendment No. 1 filed with the Commission on July 31, 2025, Amendment No. 2 filed with the Commission on August 11, 2025, Amendment No. 3 filed with the Commission on August 19, 2025, Amendment No. 4 filed with the Commission on September 16, 2025, and Amendment No. 5 filed with the Commission on September 19, 2025 (collectively, the "Schedule 13D"), relating to the Series A Common Stock, par value $0.01 per share (the "Series A Common Stock"), of DallasNews Corporation (the "Issuer"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On September 23, 2025, the shareholders of the Issuer voted to approve the Agreement and Plan of Merger, dated July 9, 2025, by and among the Issuer, Hearst Media West, LLC, a Delaware limited liability company ("Parent"), Destiny Merger Sub, Inc., a Texas corporation and wholly owned subsidiary of Parent ("Merger Sub"), and, solely for the purposes specified therein, Hearst Communications, Inc. (as amended from time to time, the "Merger Agreement").

Pursuant to the Merger Agreement, on September 24, 2025, Merger Sub merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent (the "Merger") and, at the time of the Merger, each issued and outstanding share of Series A Common Stock beneficially owned by the Reporting Persons was cancelled and extinguished and automatically converted into the right to receive cash in the amount equal to $16.50, without interest and less any applicable withholding taxes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

As of September 24, 2025, the Reporting Persons beneficially own 0 shares of Series A Common Stock, or 0% of the Series A Common Stock outstanding.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended and supplemented as follows:

As of September 24, 2025, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Series A Common Stock outstanding.

## Signatures
- Strategic Investment Opportunities LLC: /s/ Guy Gilmore, Guy Gilmore, Chief Operating Officer of MNG Enterprises, Inc., sole member of MNG Investment Holdings LLC, its managing member (09/29/2025)
- MNG Enterprises, Inc.: /s/ Guy Gilmore, Guy Gilmore, Chief Operating Officer (09/29/2025)
- MNG Investment Holdings LLC: /s/ Guy Gilmore, Guy Gilmore, Chief Operating Officer of MNG Enterprises, Inc., its sole member (09/29/2025)
- Freeman Heath: /s/ Heath Freeman, Heath Freeman (09/29/2025)
- Alden Global Capital LLC: /s/ Heath Freeman, Heath Freeman, President (09/29/2025)